Exhibit 1
Monday, 23 June 2008
Dr. Hassan M. Ahmed
Mr. John P. Cunningham
Mr. Paul J. Severino
Mr. Edward T. Anderson
Mr. Howard E. Janzen
Mr. H. Brian Thompson
Dr. Richard. N. Nottenburg
Gentlemen:
We are extremely disappointed that the June 20, 2008 letter we received from Hassan Ahmed again completely ignores the substantive issues we have raised about the woeful performance of Sonus Networks over the past five years, the company’s persistent operational failures and its continuing lack of transparency. Lest there be any doubt about this unfortunate track record, we append to this letter a chart of the company’s five-year stock performance and a table outlining the company’s repeated failure to file timely disclosure materials, an investigation by the S.E.C., and a Nasdaq delisting. Your letter is especially disturbing in that instead of addressing these issues that go to the heart of the failure of the board and management to create value for the owners of the company, you endeavour to obscure matters by raising counterfeit issues about the company’s largest shareholder.
Let me assure you that Legatum is in full compliance with all regulatory requirements and that any assertions to the contrary are patently false and misleading. With regard to your insinuations about the background of Legatum, we know that you are already aware that our company was founded by Christopher Chandler, a New Zealand citizen and that our officers and directors consist of two Americans, three British and one Australian (all of whom are featured openly on our website) as you have met with a number of our key representatives on several occasions. Similarly, you already know that we are an investment group with a highly successful 20-year record investing only proprietary capital in long-term investments. We are not a sovereign wealth fund, nor are we a hedge fund. Given our global investment perspective, it is hardly unusual that we maintain headquarters in Dubai, with its advantageous geographical location. Knowing that you are already aware of all of these facts, that you choose to ignore them and raise bogus issues is only further evidence of the company’s recalcitrance and reluctance to engage responsibly with issues legitimately raised by its shareholders.
In your previous letter you also infer that Legatum attempted to manage the company by instructing you to hire a new Chief Executive Officer. This is a blatantly misleading and a misrepresentation of the facts. Legatum at no point instructed you to hire anyone, but did propose a series of steps designed to increase shareholder value which included a strategic acquisition which might bring in more management depth and the adoption of corporate governance best practices. As is now publicly documented, these suggestions have been rejected by a seemingly unaccountable and uninterested board.
At no time did Legatum make a formal proposal that Sonus acquire an IP PBX company. This is a false statement. Legatum simply queried Sonus’ lack of strategy to address the enterprise market and the resulting lack of pull for Sonus products.

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Legatum did in fact formally suggest making an acquisition of a market-leading applications company. The strategic rationale was that this company broadened Sonus’ product offering and was already embedded with most RBOCs and other large global carriers for IMS deployments. The possibility to introduce Sonus equipment (if even as a second source) into what are large-scale deployments appeared to be a significant opportunity that would provide material synergies of both costs and revenues. The characterization that this segment-leading company is marginal or not attractive to Sonus is curious since Hassan Ahmed disclosed to Legatum that he has in the past looked at acquiring this very same company, but at a much higher price. Perhaps this was the price he considered when he characterized the proposed acquisition as “very dilutive”. Under Legatum’s proposal, which was given to Hassan Ahmed and the board, the acquisition would be materially accretive to Sonus’ 2009 earnings and would drive increased shareholder value.
It is self-evident, given that Legatum has been a shareholder of Sonus for over two years, that we are patient investors and that we are not activist by nature. Recent steps have been taken only after the elapse of some years of forbearance, combined with a series of fruitless meetings over that period. We have sought to make clear that our only objective is to see Sonus realize its full potential – which we continue to believe is considerable, given its technological strengths and the attractive markets it addresses – and thereby create value for all its stakeholders.
We made our decision public last week to withhold our votes for the director nominees, as a result of our frustration at your out-of-hand rejection of our constructive and reasonable recommendations. We believe this frustration is shared by a large portion of your investors, as demonstrated by the fact that holders of 43 percent of the shares chose to withhold their votes for your board’s nominees, as well as by the numerous emails of support we received from fellow concerned investors. This occurred less than 48 hours after the public disclosure of our voting intentions and without any effort at solicitation. We think a responsible board should take this as a serious vote of no-confidence and a call to change course – quickly.
We have proposed that Legatum be afforded the opportunity to nominate two new board members, one an executive officer of Legatum, and the second an independent director with industry experience. In response you have countered with an onerous standstill agreement that would strip Legatum of its basic shareholder rights and, in effect, make Legatum’s nominated directors little more than spectators at the board meetings. Your offer of “collaboration” therefore appears to be a cynical attempt to prevent further accountability at the company’s annual meeting in 2009. We cannot agree to any conditions that, in tandem with a failure to correct serious corporate governance shortcomings, would merely frustrate the shareholders’ desire for meaningful change and preserve what has all the appearance of a private fiefdom for the members of the board. It would be irresponsible, not only on our part but on behalf of other shareholders, to surrender our shareholder rights in exchange for one or two seats on a nine member board. We do not understand why the board finds our proposals threatening, considering that adding two directors to the board will merely give shareholders a minority voice, not control over the board’s decisions or the company. Our proposal offers the company a clear and reasonable path to achieve its stated objectives of stabilizing the company and working collaboratively with Legatum to enhance shareholder value. In our view the company has a duty to pursue this path so that we can all redirect our attention to the business and building shareholder value.
To be crystal clear about Legatum’s aims: whether our nominees are on the board or not, we have no interest in managing the business, but are seeking to ensure that the company has a board which shares our passion to see Sonus fulfil its potential and in the process increase shareholder value. The proposals we have made have served to test the board’s commitment to maximising shareholder value, and your response has been most revealing.
We continue to be open to meaningful discussions with Hassan Ahmed, Richard Nottenburg and the board. While Legatum believes that all new leaders require time to settle into their roles, we are concerned that the company’s first public act after Richard Nottenburg’s appointment was to issue a press release that is wildly misleading and disrespectful to the company’s largest shareholder. We are also disturbed that rather than increasing transparency, the company chose to cancel the webcast of its annual meeting last week at the last minute. These unfortunately are not hopeful signs that the company is on a path to greater transparency.
Please understand that Legatum is not going away any time soon. We will continue to take all actions available to us to help move the company in the direction that will increase transparency, board accountability and best serve the interests of all shareholders.
We welcome the fact that the board has agreed to meet with representatives of Legatum this week and we look forward to the opportunity to have a productive dialogue. Now that we have responded to your letter of 20th June to correct and clarify a few of the many misleading statements therein, we urge you to focus on resolving this issue with your largest shareholder so that you can apply your focus and efforts solely on running Sonus for the benefit of all stakeholders. We invite you to pursue a respectful and professional dialogue leading to a resolution of this matter and the opportunity to work with and for the benefit of the owners of the company.
Yours sincerely,
LEGATUM LIMITED

Mark Stoleson
President
Cc: Akin Gump Strauss Hauer & Feld LLP
      Skadden, Arps, Slate, Meagher & Flom LLP